8 August 2002
Number: 49/02

BHP BILLITON ANNOUNCES CHINA LIQUEFIED NATURAL GAS DEAL

BHP Billiton has been advised through Australian diplomatic channels that the North West Shelf Venture in Western Australia (NWS) has been selected as the preferred liquefied natural gas (LNG) supplier to Phase 1 of the Guangdong LNG Terminal and Trunkline Project
("Guangdong LNG Project").

Under the deal, the NWS Venture will supply three million tonnes per annum (mtpa) of LNG over a 25 year period to satisfy the Phase 1 requirements of the Guangdong LNG Project, China's first LNG import project. Subject to finalising commercial arrangements, and approval by the Chinese Government of the Guandong LNG Project Feasibility Study, supply will begin from the NWS Venture in 2005.

Following the execution of sales and purchase agreements with the NWS Sellers, it is also proposed that:

- The China National Offshore Oil Company ("CNOOC") will have the opportunity to acquire a participating interest in the NWS Venture gas reserves and production that will supply gas to Guandong. A proposal has been made that will allow CNOOC to become a full member of the joint venture that will be created for LNG supply to China; and

- The NWS Venture and the Chinese shipping companies, COSCO and China Merchants will establish ship owning and ship management companies for LNG transport to Guandong. Two to three LNG ships will be required to services the China trade route.

The Guangdong LNG Project involves the construction of an LNG import terminal and high-pressure gas pipeline in two phases. Phase 1 of the Guangdong LNG Project involves the construction of an LNG import terminal, a 300 km pipeline along the eastern side of the Pearl River delta in Guangdong Province and a branch pipeline to Hong Kong. In Phase 2, the pipeline will be extended around the western side of the Pearl River delta. The estimated level of investment for Phases 1 and 2 of the Project is US$850 million.

President and CEO BHP Billiton Petroleum Philip Aiken, the North West
Shelf Owners' Representative for the China LNG bid said that the outcome reinforces Australia's position as a competitive, reliable and secure supplier of LNG to the Asia Pacific region.

"We are delighted that the Chinese authorities have selected the NWS
Venture to supply LNG to Phase 1 of the Guangdong LNG Project," Mr Aiken said.

"We see this as a further endorsement of the NWS Venture's reputation as a world-class LNG exporter and we very much look forward to working with the Chinese authorities in the years ahead.

BHP Billiton Chairman Don Argus and BHP Billiton CEO and Managing Director Brian Gilbertson joined in expressing their appreciation of the important role played by the Commonwealth Government, particularly the Prime Minister John Howard and the Department of Foreign Affairs and Trade and the Western Australian Government in securing this contract.

The NWS Venture is currently constructing a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin A Platform to shore. First LNG from the fourth train is scheduled for mid-2004.

BHP Billiton is yet to be officially notified of the Chinese announcement.

BHP Billiton's equity in the North West Shelf Project is 16.67 per cent.


Further news and information can be found on our Internet site:
www.bhpbilliton.com

Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com